UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2018

Commission File Number: 001-35755

DELTA TECHNOLOGY HOLDINGS LIMITED

(Translation of registrant’s name into English)

16 Kaifa Avenue

Danyang, Jiangsu, China 212300

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On January 26, 2018, Xin Chao resigned his position as Chief Executive Officer and director on the board of directors (the “Board”) of Delta Technology Holdings Ltd (the “Company”). Mr. Chao’s resignation did not result from any disagreement with the Company.

On the same day, Long Yi was appointed as CEO and a director to fill in the vacancy created by Mr. Xin’s resignation effective immediately.

Mr. Yi currently serves as the Chief Financial Officer and director of China Commercial Credit Inc., (Nasdaq: CCCR). Prior to joining CCCR, Mr. Yi was the senior financial manager in Sutor Technology Group Ltd. (Nasdaq: SUTR) from 2008 to August 2012. He is a Certified Public Accountant in the State of Illinois. Mr. Yi has a Bachelor’s degree in Accounting from Northeastern University and a Master’s degree in Accounting and Finance from University of Rotterdam. He also obtained a graduate diploma in accounting from McGill University.

Mr. Yi has no family relationships with any of the executive officers or directors of the Company. There have been no transactions in the past two years to which the Company or any of its subsidiaries was or is to be a party, in which Mr. Yi had, or will have, a direct or indirect material interest.

Other Information

Attached hereto as Exhibit 99.1 is the Employment Agreement by and between Long Yi and the Company dated January 26, 2018

Exhibits

99.1	Employment Agreement by and between Long Yi and Delta Technology Holdings Ltd dated January 26, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DELTA TECHNOLOGY HOLDINGS LIMITED

Date:	January 29, 2018	By:	/s/ Hongming Dong

		Name:	Hongming Dong
		Title:	Chief Financial Officer